SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)1

Uranerz Energy Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

91688T104
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

_______________________
1 The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91688T104	13G	Page of 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Robert Disbrow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
	5	SOLE VOTING POWER
NUMBER OF		863,000*
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0*
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		863,000*
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		2,998,300*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,861,300* *The reporting person individually owns 863,000 common shares and has dispositive power over an additional 2,998,300 common shares held by Haywood Securities Inc.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.0012%** **The percentages used herein are based upon 77,207,574 outstanding common shares as of December 31, 2012.
12	TYPE OF REPORTING PERSON*
IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 91688T104	13G	Page of 3 of 5 Pages

Item 1                 (a).                 Name of Issuer:

Uranerz Energy Corporation

Item 1                 (b).                 Address of Issuer’s Principal Executive Offices:

1701 East “E” Street, P. O. Box 50850
Casper, Wyoming 82605-0850

Item 2                 (a).                 Name of Person Filing:

Robert Disbrow

Item 2                 (b).                 Address of Principal Business Office or, if None, Residence:

Suite 700, Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3L6

Item 2                 (c).                 Citizenship:

Canada

Item 2                 (d).                 Title of Class of Securities:

Common Shares

Item 2                 (e).                 CUSIP Number:

91688T104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	Investment Company registered under Section 8 of the Investment Company Act;

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

☑	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 91688T104	13G	Page of 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:

See Item 9 on the cover page

(b)	Percent of class:

See Item 11 on the cover page

(c)	Number of shares as to which such person has:

                             (i)Sole power to vote or to direct the vote

                             (ii)Shared power to vote or to direct the vote

                             (iii)Sole power to dispose or to direct the disposition of

                             (iv)Shared power to dispose or to direct the disposition of

See Items 5-8 on the cover page

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [         ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

CUSIP No. 91688T104	13G	Page of 5 of 5 Pages

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2013
(Date)

/s/ Robert Disbrow
Robert Disbrow